Erin E. Martin
Legal Branch Chief

Office of Real Estate and Commodities

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

September 20, 2019

Re:	CalTier Fund I LP Amendment No. 1 to Draft Offering Statement on Form 1-A Submitted August 16, 2019 CIK No. 0001771232

Dear Ms. Martin:

Thank you for your comments of September 10, 2019 regarding Amendment No. 1 to the Draft Offering Statement on Form 1-A of CalTier Fund I LP (the “company”). We appreciate the opportunity to respond to your comments.

Cover page

1.	We note your response to comment 5 and your revised disclosure regarding the minimum offering amount. However, we continue to note your disclosure that you expect to hold closings on at least a monthly basis at the sole discretion of the General Partner. We further note that you may undertake one or more closings on a rolling basis once the minimum offering amount is sold. We continue to believe that you should disclose factors you will consider in determining whether and when to hold additional closings. Additionally, we continue to believe that you should revise to clarify the following:

●	What rights a subscriber will have between the time of submitting a subscription agreement and the next closing, including whether a subscriber will have the right to request the return of their funds before the next closing and what rights a subscriber will have in the event of liquidation or dissolution of the company after subscribing, but prior to a closing;

●	How and when you plan to notify investors regarding the date of the next closing;

●	Whether you intend to accept subscriptions from investors on the date of a closing and if so, if subscriptions that are received on the date of closing will be closed upon on that date or the next monthly closing; and

●	Whether each closing is only expected to last for a single day.

Please revise accordingly.

The company has amended the disclosure on the cover as well as in the “Plan of Distribution and Selling Shareholders” section.

Prior Performance Summary, page 32

2.	We note your response to comment 11, but are unable to locate information regarding projects of the General Partner or any screenshots in the offering circular. Please tell us whether any projects of the General Partner or its affiliates have been funded and are operating. To the extent the General Partner or its affiliates have current or past projects, please provide the disclosure referenced in Industry Guide. In particular, please provide a prior performance narrative and prior performance tables. Refer to Release No. 33-6900 (June 17, 1991), Item 7(c) of Part II of Form 1-A and CF Disclosure Guidance Topic No. 6. To the extent the General Partner and its affiliates have no current or past projects, please revise accordingly and remove this section.

To date, neither the General Partner nor its affiliates have sponsored any projects that are funded and are operating. Accordingly, as requested, we have removed that section.

Exhibits

3.	We note your response to comment 14, but are unable to locate any revised disclosure in the offering circular regarding the jury waiver provision or any revisions to the Subscription Agreement clarifying that the provision does not apply to claims under the federal securities laws. As a result, we reissue the comment.

We have added disclosure to reflect the jury waiver provision, including a risk factor as well as a description in the “Securities Being Offered” section.

Thank you again for the opportunity to respond to your questions to Amendment No. 1 to the Draft Offering Statement of CalTier Fund I LP. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow

CrowdCheck Law LLP (f/k/a KHLK LLP)

cc: Travis Hook
Manager of CalTier Realty, LLC
Caltier Fund I LP
 6540 Lusk Blvd, C240
San Diego, California, 92121